As filed with the Securities and Exchange Commission on May 23, 2000.
                                                        Registration No. 333____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             _____________________

                       Protein Polymer Technologies, Inc.
             (Exact name of registrant as specified in its charter)


             Delaware                                      33-0311631
(State or other jurisdiction                             (IRS Employer
of incorporation or organization)                    Identification Number)



     10655 Sorrento Valley Road, San Diego, California 92121 (858) 558-6064
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       J. Thomas Parmeter                               Copies to:
Chairman & Chief Executive Officer             Robert A. Miller, Jr., Esq.
Protein Polymer Technologies, Inc.         Paul, Hastings, Janofsky & Walker LLP
   10655 Sorrento Valley Road                      555 South Flower Street
   San Diego, California 92121               Los Angeles, California  90071-2371
         (858) 558-6064                               (213) 683-6000
(Name, address, including zip code,
and telephone number, including area
   code, of agent for service)


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_______

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_______

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE


===================================================================================================================================

     Title of Each Class of          Amount to be     Proposed Maximum Offering         Proposed Maximum          Amount of
  Securities to be Registered     Registered (1))(2)     Price Per Unit (3)       Aggregate Offering Price (3) Registration Fee (3)

-----------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.01 par value         12,640,000              $0.875                     $11,060,000                 $2,919.84
         per share
===================================================================================================================================

  (1) Represents the following: (A) the maximum of 4,200,000 shares of common stock issuable upon conversion of our Series G Convertible Preferred Stock; (B) the maximum of 4,200,000 shares issued upon exercise of warrants issued in connection with our Series G Convertible Preferred Stock; (C) the maximum of 4,200,000 shares issuable upon exercise of warrants issued in connection with the exercise and exchange of warrants issued with our Series G Convertible Preferred Stock; (D) the maximum of 15,000 shares issuable upon exercise of warrants issued in connection with a $150,000 loan to us and (E) the maximum of 25,000 shares issuable upon exercise of warrants issued as compensation in relation to our private placement of Series G Convertible Preferred Stock.

  (2) Pursuant to Rule 416 promulgated under the Securities Act, there are also registered hereunder such indeterminate number of additional shares as may be issued to the Selling Securityholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions pursuant to the terms of our Series G Convertible Preferred Stock and warrants.

  (3) Estimate based on average of the bid and asked prices of our common stock as reported on the NASD Bulletin Board on May 22, 2000 pursuant to Rule 457(c) promulgated under the Securities Act.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated May 23, 2000
PROSPECTUS
----------

                       Protein Polymer Technologies, Inc.

                       12,640,000 Shares of Common Stock
                              ___________________

     The Selling Securityholders are offering (i) up to 4,200,000 shares of our common stock issuable upon conversion of 21,000 shares of our Series G Convertible Preferred Stock, issued to a small group of accredited and institutional investors in a private placement on September 15, 1999; (ii) up to 4,200,000 shares of our common stock issued upon exercise of common stock warrants issued in conjunction with the Series G Convertible Preferred Stock;
(iii) up to 4,200,000 shares of our common stock issuable upon exercise of common stock warrants issued in connection with the exercise and exchange of the warrants issued with the Series G Convertible Preferred Stock; (iv) up to 15,000 shares of our common stock issuable upon exercise of common stock warrants issued in connection with a $150,000 bridge loan to us; and (v) up to 25,000 shares of our common stock issuable upon exercise of common stock warrants issued in connection with a consulting agreement.

     We will not receive any proceeds from the sale of our common stock by the Selling Securityholders except for funds received upon the exercise of the warrants. All costs, expenses and fees incurred in connection with the registration of our common stock, estimated to be approximately $32,920.00, are being borne by us, but all selling and other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders.

     Our common stock may be offered from time to time by each Selling Securityholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that our common stock will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of our common stock by the Selling Securityholders and each Selling Securityholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares of our common stock. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders.

     The Selling Securityholders, and the brokers through whom sales of the shares of our common stock offered hereby are made, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, any profits realized by the Selling Securityholders or such brokers on the sale of the shares of our common stock offered hereby may be deemed to be underwriting commissions.

     Our common stock is traded "over the counter" on the NASD Bulletin Board under the symbol "PPTI.OB."
                             _____________________

     Copies of our Annual Report on Form 10-KSB for the year ended December 31, 1999 and our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 accompany this prospectus.

                             _____________________

     Investing in our common stock involves a high degree of risk. Please consider carefully the Risk Factors beginning on page 5.
                             _____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                         Prospectus dated May __, 2000

                               TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
Available Information.........................................................      2
Incorporation By Reference....................................................      2
Forward Looking Statements....................................................      3
The Company...................................................................      3
Risk Factors..................................................................      5
Plan of Distribution..........................................................     12
Use of Proceeds...............................................................     13
Selling Securityholders.......................................................     13
Description Of Securities To Be Registered....................................     17
Legal Matters.................................................................     22
Experts.......................................................................     22
Indemnification Of Directors And Officers.....................................     22

     We have not authorized any dealer, salesman or other person to give any information or represent anything not contained in this prospectus or incorporated by reference. You should not rely on any unauthorized information. We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate as of the date on the cover. Delivery of this prospectus or any sale of the securities does not indicate that there has been no change in our affairs since the date of this prospectus.

                             AVAILABLE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such reports, proxy and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

     . read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

     . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus:

     .  Our Annual Report on Form 10-KSB for the year ended December 31, 1999;
        and

     .  Our Quarterly Report on Form 10-QSB for the quarter ended March 31,
        2000.

     We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents unless specifically incorporated by reference therein. You should direct any requests for documents to Janis Neves,

Director, Finance, Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, telephone (858) 558-6064.

                           FORWARD LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include those set forth in this prospectus, including under the caption "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such statements or to publicly announce any updates or revisions to any of the forward-looking statements contained in this prospectus to reflect any change in our expectations or any change in events, conditions, circumstances or assumptions underlying such statements.

                                  THE COMPANY

     We are a development-stage biotechnology company engaged in the research, development, production and clinical testing of medical products based on our proprietary protein-based biomaterials technology. We were incorporated in Delaware on July 6, 1988. Since 1992 we have focused primarily on developing materials, technology and products to be used for:

     .  soft tissues augmentation products;

     .  surgical adhesives and sealants;

     .  wound healing matrices; and

     .  drug delivery devices.

We have also developed coating technology that can efficiently modify and improve the surface properties of more traditional biomedical devices. Our primary goal is to develop medical products with significantly improved patient outcomes as compared to current products and practices.

     In December 1999, we initiated human clinical testing of our urethral bulking agent for the treatment of female stress urinary incontinence. The August 1999 approval by the U.S. Food and Drug Administration of our Investigational Device Exemption allows us to test the safety and effectiveness of the incontinence product in women over the age of 40 who have become incontinent due to the shifting of their bladder or the weakening of the muscle at its base that controls the flow of urine, or both problems combined. We estimate that more than 2.5 million women begin to experience stress urinary incontinence in the United States each year. In most untreated cases, the problem becomes progressively more pronounced. Due to limited efficacy or invasiveness of current treatments, only a small proportion of the women experiencing stress urinary incontinence are clinically treated, relying instead on pads and plugs and the like that only address the symptoms. In contrast, our product is injected, typically in an outpatient procedure, into urethral tissue at the base of the bladder forming a solid implant that provides support to the muscles controlling the flow of urine. We believe that our product will prove to be easy for the physician to use, offer enduring effectiveness, and avoid most of the other limitations of urethral bulking products on the market or in development.

     In January 2000, we established a strategic alliance with Femcare, Ltd. for the commercialization of the incontinence product in Europe and Australia. In the agreement, Femcare is responsible for clinical testing, regulatory approval, and product sales and marketing within these territories, and we are responsible for product manufacturing. Commercialization of the product in Europe is expected to begin more than a year before approval for marketing the product in the United States can be obtained. We are also in discussions with several companies regarding the establishment of strategic alliances for commercializing the incontinence product in the United States and other markets outside the Femcare territories.

     The tissue augmentation materials and technology underlying the incontinence product have the potential to be effective and desirable in a number of other clinical applications. We intend to submit an additional Investigational Device Exemption to the U.S. Food and Drug Administration in 2000 to obtain approval to begin human clinical testing of our dermal bulking agent for use in cosmetic and reconstructive surgery applications. We began studies to identify our most promising biomaterial formulations for use in these soft tissue augmentation products in 1996, devoted increasing resources through 1997 and 1998, and have primarily focused in 1999 and 2000 on human clinical testing of the incontinence product.

     Our other advanced product technology is in the area of tissue adhesives and sealants. We have demonstrated both the adhesive performance and the biocompatibility of our product formulations in animal models, including the resorption of the adhesive matrix in conjunction with the progression of wound healing. Currently our research and development in this area is focused on the repair of spinal discs for the treatment of lower back pain. We are committed to the commercial development of our adhesive and sealant technology and continue to determine the specific markets and products providing the most significant opportunities for their use. We are seeking to establish new strategic alliances with leaders in those markets.

     To the extent sufficient resources are available, we continue to research the use of our protein polymers for other tissue repair and medical device applications, principally for use in tissue engineering matrices and drug delivery devices.

     Through 1999, we marketed specialty use products for in vitro cell culture applications including SmartPlastic(R), ProNectin(R) F Cell Attachment Factor and ProNectin(R) L Cell Attachment Factor. ProNectin(R) F was launched commercially in 1991. SmartPlastic is ProNectin(R) F Activated Cultureware where ProNectin F is presented in ready to use form on the surfaces of disposable plastic labware for culturing human and animal cells. SmartPlastic was launched commercially in 1995. In 1998, we discontinued direct sales of our cell culture products, and in February 2000, we sold all rights to the use of the technology for in vitro cell culture applications, the product trademarks, and remaining inventory to Sanyo Chemical Industries, Ltd.

     Our current development efforts are focused primarily on products to augment the body's soft tissues. Key markets include the treatment of female stress urinary incontinence and the correction of facial contour deficiencies due to aging and disease. Other markets of interest to us are being evaluated in relation to our tissue adhesive and sealant technology, scaffold technology for wound healing and tissue engineering, and drug delivery technology.

     Our address is Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, and our telephone number is (858) 558-6064.

                                  RISK FACTORS

     You should read the following risk factors carefully before purchasing any common stock. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows, could be materially adversely affected. This impact could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Dependence on Strategic Partners

     Our strategy is to enter into partnerships or licensing arrangements with major medical or pharmaceutical companies with broad distribution capabilities in appropriate markets in order to reduce the time and costs for developing and commercializing our potential products. In January 2000, we entered into a license and development agreement, conditioned upon obtaining the requisite regulatory approval, with Prospectivepiercing Limited, to be known as Femcare Urology Limited, for marketing and distribution of our urethral bulking agent for stress urinary incontinence in Australia and Europe. There can be no assurance that we will be able to establish additional strategic partnerships or licensing arrangements, or, if available, that they will be on acceptable terms and conditions. Additionally, these arrangements generally may be subject to termination under various circumstances, or solely at the discretion of the strategic partner without prior notice. Termination of such arrangements would have a material adverse effect on our business and financial condition. Furthermore, our strategy may lead to multiple alliances regarding different product opportunities that are active at the same time. There can be no assurance that we will be able to successfully manage such multiple arrangements in various stages of development.

     We have entered into certain materials evaluation agreements and preliminary negotiations with other entities regarding additional biomedical and specialty use applications of our polymers and technology, including applications in areas other than those identified above as product candidates. These agreements provide, or are intended to provide, for the evaluation of product feasibility. There can be no assurance that we will be able to establish such agreements, or, if available, do so in a timely manner and on reasonable terms, or that such agreements will lead to joint product development and commercialization agreements.

Technological and Commercial Uncertainties

     Our technological strategy of designing and producing unique biocompatible products based on genetically engineered proteins is commercially unproven. The process of developing products and achieving regulatory approvals is time-consuming and prone to delays. Except for limited sales averaging less than $100,000 per year of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R), we have not completed the development of any product or generated any significant revenues from product sales. In February 2000, we sold all rights to the use of the technology for in vitro cell culture applications, the product trademarks and the remaining inventory of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) to Sanyo Chemical Industries, Ltd.

     Our success will depend upon:

     .  our ability to identify products with the most commercial potential;

     .  our ability to allocate sufficient resources to develop such products;

     . our ability to design and produce biocompatible materials with the intended chemical, biological and functional properties needed for the targeted products;

     . our ability to secure strategic alliances appropriate to a product's development, marketing and distribution requirements; and

     . our ability to manufacture our products in sufficient quantity at reasonable costs under regulated conditions to meet product demand.

     The product candidates we are currently pursuing will require substantial further development, testing and regulatory approvals. There can be no assurance that these efforts will result in commercially acceptable products. There can be no assurance that such products:

     .  can be produced in commercial quantities at reasonable costs;

     .  can be effectively marketed in a timely fashion;

     . will have significant benefits compared to competitive products on the market at the time of product introduction; or

     .  will be accepted for use by the target markets.

     There can be no assurance that our research and development activities will be successful or that any of our future products will ultimately be commercially successful.

History of Operating Losses; Continued Expectation of Losses; Funding Through January of 2001; Future Capital Requirements

     We have incurred operating losses since our inception in 1988, and will continue to do so for at least several more years. As of March 31, 2000, our accumulated deficit was approximately $37.7 million, and we have continued to incur losses since that date. Such losses have resulted principally from expenses of research and development and to a lesser extent, from general and administrative expenses. Any potential contract revenues derived from collaborative agreements with possible strategic partners will, alone, be insufficient for us to become profitable. The timing of our losses, and possible offsetting contract revenues, is highly uncertain and may produce financial results that fluctuate significantly from period to period.

     We believe that our current capital resources will be sufficient to fund our operating losses through January of 2001. We are actively pursuing a number of potential approaches to meet the continuing capital requirements of our operations, such as initiating and engaging in preliminary negotiations with a number of potential collaborative partners. There can be no assurance that we will be able to raise sufficient additional capital funds, if at all, or that such financing will be available on acceptable terms. If adequate funds are not available, we will be required to significantly curtail our operations and relinquish rights to major portions of our technology or products, including rights to the manufacture and sale of protein polymers and rights with respect to our soft tissue augmentation and our tissue repair technologies.

     Substantial additional capital resources will be required to fund our continuing operating expenditures and activities including:

     . increasing expenditures related to our research and development activities;

     .  establishment and scale-up of appropriate manufacturing capabilities;

     .  preclinical and clinical testing;

     .  regulatory compliance;

     .  business development activities; and

     .  patent prosecution.

Intense Competition and Rapid Technological Change

     The areas of business in which we engage and propose to engage are characterized by rapidly evolving technology and intense competition. The anticipated commercial uses of our biomaterials are primarily end-use products for medical applications. End-use products using or incorporating our biomaterials would compete with other products that rely on the use of alternative materials or components. Technologies which compete with ours are, therefore, diverse, complex and numerous.

     Competition in the biomedical and surgical repair markets is particularly significant. Our competitors in those markets include major pharmaceutical, surgical product, chemical and specialized biopolymer companies, many of which have financial, technical, research and development and marketing resources significantly greater than ours. Academic institutions and other public and private research organizations are also conducting research and seeking patent protection, and may commercialize products on their own or through joint ventures. Most of our competitors depend on technology other than protein engineering for developing products, for example Focal, Inc. and Closure Medical Corp. We believe that DuPont and several university laboratories are currently conducting research into similar protein engineering technology.

     The primary competitive factors in the biomedical and surgical repair products market are:

     .  performance;
     .  cost;
     .  safety;
     .  reliability;
     .  ease of use; and
     .  commercial production capabilities.

     We believe that our ability to compete in this market will be enhanced by our issued patent claims, the breadth of our other pending patent applications and our experience in protein engineering. However, we currently do not have the resources to compete commercially without the use of collaborative agreements with third parties. Our product technology competes for corporate development and marketing partnership opportunities with numerous other biotechnology companies, research institutes, academic institutions and established pharmaceutical companies. There can be no assurance that our competitors will not succeed in developing products based on our technology or other technologies that are more effective than any which are being developed by us, or which would render our technology and products obsolete and non-competitive.

Manufacturing Uncertainties

     To date, we have manufactured only limited amounts of our biomedical products for internal testing, initial human clinical testing and, in certain cases, evaluation and testing by corporate partners and other third parties.
The development and commercialization of certain biomedical products will require us, pursuant to applicable governmental regulations, to upgrade our manufacturing facilities and to obtain manufacturing approvals from the United States Food and Drug Administration. Currently, we are conducting our manufacturing operations under the FDA's "Good Laboratory Practices" and portions of the FDA's Quality System Regulation required for use of our products in preclinical and pilot clinical testing.

     In May 1999, the FDA conditionally approved our Investigational Device Exemption application requesting permission to begin human clinical feasibility testing of our urethral bulking agent for the treatment of female stress urinary incontinence. In August 1999, unconditional approval was obtained and we initiated pilot human clinical testing in December 1999. There can be no assurance that the human clinical trials will be successful.

     We are currently considering alternative methods for increased production of our product candidates to meet clinical sample requirements under the FDA's applicable Quality System Regulation and cognate international quality system requirements, i.e., ISO 9001. For example, we may upgrade and expand our existing facility; however, there can be no assurance that, if desired, we could adequately develop, fund, implement and manage such a manufacturing facility. Alternatively, we may establish external contract manufacturing arrangements; however, there can be no assurance that such arrangements, if desired, could be entered into or maintained on acceptable terms, if at all, or would comply with applicable governmental regulations.

     We have not yet developed a process to manufacture our product candidates on a commercial scale. There can be no assurance that a process can be developed by us or any other party at a cost or in quantities necessary to become commercially viable. Alternative methods may be needed for producing commercial quantities of products, if any. The actual method, or combination of methods, that we may ultimately pursue will depend on a number of factors, including availability, facilities, needed quantities, cost and governmental regulations. There is no assurance that we will successfully assess the ability of such production methods or establish contract manufacturing arrangements to meet our commercial objectives, or that such methods and arrangements would not adversely affect our margins or our ability to compete in the marketplace.

Uncertainty of Regulatory Compliance and Approvals

     Regulation by governmental authorities in the United States and other countries is a significant factor affecting the success of products resulting from biotechnological research. Our current operations and products are, and anticipated products and operations will be, subject to substantial regulation by a variety of local, state, federal and foreign agencies, particularly those products and operations related to biomedical applications. Our activities are subject to regulation primarily under the Occupational Safety and Health Act and the Food, Drug & Cosmetic Act, as amended.

     Pre-clinical and clinical testing and pre-market approval from the FDA is required for new medical devices, drugs or vaccines, a generally costly and time-consuming process. The FDA could require additional preclinical or clinical testing in addition to those we have completed or planned, which would result in increased costs and significant development delays. The failure to demonstrate adequately to the FDA the safety and efficacy of a product under development would prevent regulatory approval. Many companies have experienced these types of setbacks during later stage clinical trials, despite promising results in earlier trials. If we do not directly produce and sell medical devices, drugs or vaccines, we may not be directly affected by FDA regulations. However, our anticipated customers and strategic partners would be required to comply with such regulations. Additionally, we may be required to file and maintain with the FDA a "Master File" containing information regarding our products. There can be no assurance that we or our customers and strategic partners will be able to obtain or maintain the necessary approvals from the FDA or corresponding international regulatory authorities, or that we will be able to maintain a Master File in accordance with FDA regulations. In either case, our anticipated business could be adversely affected.

     We have manufactured limited amounts of our biomedical materials and products for internal testing, initial human clinical testing, and, in certain cases, evaluation and testing by strategic partners and other third parties. Preclinical and clinical testing of potential medical device products, where the results will be submitted to the FDA, requires compliance with the FDA's Good Laboratory Practices and other quality system regulations. We have implemented polymer production and quality control procedures, have made certain facilities renovations, and believe we are in compliance with applicable requirements. Before pursuing expanded clinical testing and commercial production, we will be required to conform our operations to additional FDA Quality System Regulations. International quality system requirements, i.e., ISO 9001, are similar to the FDA's Quality System Regulation. Quality System Regulations requirements are rigorous, and there can be no assurance that acceptable Quality System Regulations status could be obtained in a timely manner and without the expenditure of substantial resources, if at all. We may also be required to register our facility with the FDA as an establishment involved in the manufacture of medical devices.

     Our research, development and production activities are, or may be, subject to various federal and state laws and regulations relating to environmental quality and the use, discharge, storage, transportation and disposal of toxic and hazardous substances. Our future activities may be subject to regulation under the Toxic Substances Control Act, which requires us to obtain pre-manufacturing approval for any new "chemical material" we produce for commercial use that does not fall within the FDA's regulatory jurisdiction.

     We believe we are currently in substantial compliance with such laws and regulations applicable to our current operations. Although we intend to use our best efforts to comply with all laws and regulations in the future, there can be no assurance that we will be able to fully comply with such laws, or that full compliance will not require substantial capital expenditures. There can be no assurance that future approvals will be sought or obtained, and the failure to obtain or maintain these approvals, or any substantial delay in obtaining these approvals, would likely have a material adverse effect on our operations.

Dependence on Key Employees

     As of May 15, 2000, we had nineteen full-time employees and two part-time employees of whom two hold Ph.D. degrees in the chemical or biological sciences. Our success will depend largely upon the efforts of our scientists and certain of our executive officers. The loss of services of any one of these individuals would have a material adverse effect on our business opportunities and prospects. The recruitment and retention of additional qualified management and scientific personnel is also critical to our success. There can be no assurance that we will be able to attract and retain required personnel on acceptable terms, due to the competition for such experienced personnel from other biotechnology, pharmaceutical and chemical companies, universities and non-profit research institutions. We do not maintain "key-man" or similar life insurance policies with respect to such persons to compensate us in the event of their deaths.

Product Liability; Absence of Insurance

     Product liability claims may be asserted with respect to our technology or products either directly or through our strategic partners. We may be exposed to potential product liability risks whenever human clinical testing is performed or upon the use of any commercially marketed medical product. We believe that our prior sales of SmartPlastic(R), ProNectin (R) F and ProNectin(R) L products do not pose any material product liability risk. Prior to initiating human clinical testing of our urethral bulking agent, we procured product liability insurance. To our knowledge no product liability claims have ever been made against us. There can be no assurance that adequate levels of insurance coverage will continue to be obtainable on acceptable terms, or that the assertion of a product liability claim would not materially adversely affect our business or financial condition.

Patents and Trade Secrets

     Our success will depend, in part, on our ability to obtain patent protection or maintain other protection for our technology and product candidates. Other protection includes maintenance of trade secrets and contractual agreements. Our success will also depend in part on not violating the proprietary rights of third parties, including the infringement of patents.

     To date, we have been issued eighteen United States patents and six additional United States patent applications are pending. The patent position of biotechnology companies is highly uncertain and involves complex legal, scientific and factual questions. There can be no assurance that patents will issue from any of our pending patent applications or that, if patents do issue, the claims allowed will be sufficiently broad to protect our technology and product candidates. In addition, there can be no assurance that any patents previously or subsequently issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with any proprietary protection or competitive advantage.

     Competitors may have filed patent applications or may have obtained patents and other proprietary rights relating to products or processes similar to and competitive with ours. The scope and validity of such patents, the extent to which we may be required to obtain licenses under these patents or other proprietary rights, and the cost and availability of such licenses are presently unknown. There can be no assurance that any licenses required under any patents or proprietary rights will be made available to us on acceptable terms, if at all. Further, we may enter into collaborative research and development arrangements with strategic partners that may result in the development of new technologies or products. There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology or products that may be so developed.

     We have also applied for patent protection with respect to certain of our patents in foreign countries, including Japan and Europe. We have not yet marketed, sold or developed our products outside the United States, except for limited amounts of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) cell culture products. To date, we have been issued fifteen foreign patents and we have twenty-seven pending foreign patent applications. There can be no assurance that additional patents will issue from any of our pending foreign patent applications or that, if patents do issue, the claims allowed will be sufficiently broad to protect our technology and product candidates. In addition, there can be no assurance that any foreign patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with any proprietary protection or competitive advantage. Furthermore, certain foreign intellectual properties laws may not be as protective as those of the United States.

     We also seek to protect our intellectual property in part by confidentiality agreements with our employees and consultants. There can be no assurance that these agreements will not be breached, that we will have an adequate remedy for any breach, or that our trade secrets will not otherwise become known or independently discovered by competitors.

Dividend Policy; No Payment of Dividends

     We have never paid dividends on our common stock, and given our continuing loss situation, we do not anticipate paying any cash dividends on the common stock in the foreseeable future. Additionally, the holders of our Series D Convertible Preferred Stock and Series F Convertible Preferred Stock have certain preferences that entitle them to cumulative dividends prior to the payment of any cash dividends on our common stock. Our Series E Convertible Preferred Stock and Series G Convertible Preferred Stock do not have any preference with respect to cash dividends and share ratably, after payment of preferred dividends on our Series D Convertible Preferred Stock and Series F Convertible Preferred Stock, with the holders of our common stock, Series D Convertible Preferred Stock and Series F Convertible Preferred Stock in any cash dividends declared on our common stock.

Volatility of Trading Price

     There has been significant volatility in market prices of securities of biotechnology companies, and the trading price of the securities could be subject to wide fluctuations. Factors that could have a significant adverse impact on the market price of our common stock include:

     .  announcements of technological innovations by our competitors;

     .  announcements of new commercial products by our competitors;

     .  adverse results in product testing;

     .  litigation;

     .  governmental regulation; or

     .  adverse patent or proprietary rights developments.

Investment Company Act Considerations

     We believe that we are primarily engaged in business other than investing, reinvesting, owning, holding or trading in securities. We invest our cash in cash equivalents and short-term investments of high quality, following the investment guidelines approved by our board of directors. However, there can be no assurance that we may not be required to comply with the registration requirements of the Investment Company Act of 1940. Such registration requirements would have a material adverse effect upon us.

Nasdaq Delisting; Potential Regulation as a Penny Stock

     Our common stock was delisted from the Nasdaq SmallCap Market on September 20, 1999. Trading in the common stock after our delisting, if any, will likely be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers' Electronic Bulletin Board and could also be subject to additional restrictions. As a consequence of such delisting, it is expected that our stockholders will find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the common stock. In addition, such delisting will make the common stock substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, or as consideration in future capital raising transactions.

     After our securities were delisted from the Nasdaq SmallCap Market, the common stock may have become subject to regulation as a "penny stock." The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq SmallCap Market. If the common stock is delisted from the Nasdaq SmallCap Market and no other exception applies, our common stock may become subject to the SEC's Penny Stock Rules, Rule 15g-1 through Rule 15g-9 under the Exchange Act. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of holders to sell our securities in the secondary market and the price at which such holders can sell any such securities. Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers who sell such securities except in transactions exempted from such rule. Such exempt transactions include those meeting the requirements of Rule 505 or 506 of Regulation D promulgated under the Securities Act and transactions in which the purchaser is an institutional accredited investor or an established customer of the broker-dealer.

                              PLAN OF DISTRIBUTION

     We issued an aggregate of 21,000 shares of Series G Convertible Preferred Stock to several institutional and accredited investors at a price of $100 per share in a private placement on August 17, 1999 and September 15, 1999 under Rule 506 promulgated under the Securities Act. Each share of Series G Convertible Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). Each share of Series G Convertible Preferred Stock also received a common stock warrant, exercisable for 12 months, that allowed the holder to acquire 200 shares of our common stock at a price of $0.50 per share; all of such warrants were exercised in February 2000. Each holder of the warrants issued in connection with our Series G Convertible Preferred Stock received, in connection with the exercise and exchange of such warrants, an additional common stock warrant, exercisable for 12 months, that allows the holder to acquire 200 shares of our common stock at a price of $1.50 per share. In addition under Section 4(2) of the Securities Act we issued (i) common stock warrants, exercisable for 12 months, to purchase up to 15,000 shares of our common stock at a price of $0.50, in connection with a $150,000 bridge loan to us, and (ii) common stock warrants, exercisable for five years, to purchase up to 25,000 shares of our common stock at a price of $0.75, in connection with a consulting agreement. Shares underlying the Series G Convertible Preferred Stock may only be offered by the Selling Securityholders if such Series G Convertible Preferred Stock is converted prior to such offering. Shares underlying the warrants may only be offered by the Selling Securityholders if such warrants are exercised prior to such offering. The selling holders are the institutional and accredited investors, and any of their pledgees, assignees, donees, other transferees and successors-in-interest, pursuant to the aforementioned transactions and the securities being offered under this prospectus are the shares of our common stock issued or issuable upon conversion of the Series G Convertible Preferred Stock and exercise of the warrants.

     The shares offered hereby may be sold from time to time by the Selling Securityholders. Such sales may be made in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. As of May 15, 2000, our common stock is trading only on the NASD Bulletin Board. Our common stock may be sold by each of the Selling Securityholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in the resales.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Securityholder against certain liabilities in connection with the offering of our common stock, including liabilities arising under the Securities Act.

     It is not possible at the present time to determine the price to the public in any sale of our common stock by the Selling Securityholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders from the sale of the Shares will be the purchase price of the shares of our common stock sold less all applicable commissions and underwriters' discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the shares of our common stock to the public by Selling Securityholder, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

     Our common stock has been removed from listing by the Nasdaq SmallCap market and if no other exception applies, our common stock may become subject to the SEC's Penny Stock Rules and broker-dealers may become subject to the requirements summarized above under the caption "Risk Factors - Possible Nasdaq Delisting; Potential Regulation as a Penny Stock."

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the Selling Securityholders and will not receive any proceeds upon conversion of the Series G Convertible Preferred Stock into our common stock. We will only receive proceeds if the selling Securityholders exercise the warrants. If all warrants are exercised, we will receive aggregate proceeds of $8,426,250. All of the warrants issued in connection with our Series G Preferred Stock were exercised in February 2000 upon which we received aggregate proceeds of $2.1 million. There can be no assurance that any of the other warrants will be exercised. If any of the warrants are exercised, we intend to use such proceeds for working capital purposes. To the extent that the net proceeds are not immediately required for such purposes, they may be invested principally in either U.S. government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

                            SELLING SECURITYHOLDERS

     The following table sets forth as of May 22, 2000, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of our common stock by the Selling Securityholders. The Selling Securityholders may not have a present intention of selling the Shares and may offer no Shares for sale or less than the number of Shares indicated, or may sell the Shares by a means other than this offering. All Selling Securityholders have represented to the Company that they are "accredited investors" as that term is defined in Regulation D promulgated under the Securities Act.


                                                Shares Beneficially                                 Shares Beneficially Owned
                                                Owned Before Offering 1                                After Offering  1,3
                                             ---------------------------        Common Stock        -------------------------
Name                                              Amount           %             Offered 2            Amount             %
----                                            ---------        -----           ----------         ----------         ------
Parmeter, J. Thomas 4, 5..................       781,777          4.2%              90,000             691,777         3.7%
Lamon, Steven M. 4, 6.....................       859,989          4.6%             600,000             259,989         1.4%
Davis, Philip J. 4, 7.....................       834,345          4.5%             300,000             534,345         2.9%
Wang, Daniel I.C. 4, 8....................       330,000          1.8%             300,000              30,000           *
Stern, Russell T. 4, 9....................     1,083,223          5.8%             450,000             633,223         3.4%
Hurckes, Richard W. 4, 10.................       327,500          1.8%             180,000             147,500           *
Hurckes Children Trust  4, 11.............       165,000            *              120,000              45,000           *
Lyon, Anthony 4...........................       179,200          1.0%             120,000              59,200           *
Smith, Allison 4..........................        90,000            *               90,000                   0           0
Smith, Lindsay 4..........................        90,000            *               90,000                   0           0
Smith, Tracy 4............................        90,000            *               90,000                   0           0
Adelson, Trust fbo Claire 4, 12, 13.......     1,600,572          8.3%           1,500,000             100,572           *
Adelson, Richard 4, 12, 14................       499,600          2.7%             300,000             199,600         1.1%
Cole, Bernard IRA 4, 12...................       315,000          1.7%             300,000              15,000           *
DeSalvo-Cavelius, Patricia 4, 12..........       222,453          1.2%             180,000              42,453           *
Arthur Kaplan Co. PS fbo A. Kaplan 4, 12..       313,663          1.7%             180,000             133,663           *
McSorley, Edward 4, 12, 15................       246,225          1.3%             150,000              96,225           *
Smith, Donald 4, 12.......................       356,235          1.9%             240,000             116,235           *
Ardmore Retirement 4, 12..................       229,572          1.3%             180,000              49,572           *
Baigelman, Carly, Irrev. Trust fbo 4, 12..        60,000            *               60,000                   0           0
Baigelman, Robert, Irrev. Trust fbo 4, 12.        60,000            *               60,000                   0           0
Becker, Ellen & Stephen 4, 12.............       161,000            *              120,000              41,000           *
Bernstein, Stanley IRA 4, 12..............        90,000            *               90,000                   0           0
Branitz, Marlon IRA 4, 12.................       120,000            *              120,000                   0           0
Brown, Douglas, Z.S. Fund fbo 4, 12.......       180,000          1.0%             180,000                   0           0
Edelstein Investment Partners 4, 12, 16...       371,700          2.0%             210,000             161,700           *
Farber, Alisa S. Trust 4, 12, 17..........     1,104,086          5.8%             840,000             264,086         1.4%

                                                Shares Beneficially                                 Shares Beneficially Owned
                                                Owned Before Offering 1                                After Offering  1, 3
                                             ---------------------------        Common Stock        -------------------------
Name                                              Amount           %             Offered 2            Amount             %
----                                            ---------        -----           ----------         ----------         -----
Goodman, Arline  IRA 4, 12................        90,000            *               90,000                   0           0
Gordon, Brian J. 4, 12....................        90,000            *               90,000                   0           0
Gordon, Elizabeth L. 4, 12................       150,000            *              150,000                   0           0
Gordon, Ronald & Claire 4, 12.............       240,000          1.3%             240,000                   0           0
Greenblatt, William IRA 4, 12, 18.........       170,250            *               90,000              80,250           *
Grubard, Marc 4, 12.......................       120,000            *              120,000                   0           0
Holder, Andrew 4, 12......................       185,000          1.0%             150,000              35,000           *
Holder, Andrew SEP IRA 4, 12..............       150,000            *              150,000                   0           0
Intertrade Media Pens & PS 4, 12..........       170,000            *              150,000              20,000           *
Kalman, Tobie 4, 12, 19...................       252,500          1.4%             180,000              72,500           *
Kamens, Michael IRA 4, 12.................       150,000            *              150,000                   0           0
Kamens, Michael & Joan 4, 12..............       225,000          1.2%             150,000              75,000           *
Katz, Non-Marital Trust uwo Katz 4, 12....       240,000          1.3%             240,000                   0           0
Kaye Family Limited Partership 4, 12, 20..       227,500          1.2%             150,000              77,500           *
Kertes, Ronald 4, 12......................       180,000          1.0%             180,000                   0           0
Kiernan, Kenneth J. IRA 4, 12.............       367,000          2.0%             240,000             127,000           *
Kipperman, Eric M. 4, 12..................        90,000            *               90,000                   0           0
Kipperman, Eric M. IRA 4, 12..............        90,000            *               90,000                   0           0
Kipperman, Jerry IRA 4, 12................       165,000            *              120,000              45,000           *
LaFauci, Joseph & Rosalie 4, 12...........       120,000            *              120,000                   0           0
Levinsohn, Ross 4, 12.....................        90,000            *               90,000                   0           0
Levitt, Steven & Wendi 4, 12, 21..........       261,658          1.4%             180,000              81,658           *
Mann, Michael 4, 12.......................       180,000          1.0%             180,000                   0           0
Mercadante, Carmin IRA 4, 12..............       139,786            *               90,000              49,786           *
McGloin John J. 4, 12.....................        90,000            *               90,000                   0           0
Marvin Mittman Profit-Sharing 4, 12.......       265,000          1.4%             240,000              25,000           *
Moss, Barbara S. 4, 12....................       120,000            *              120,000                   0           0
Moss, Nancy S. 4, 12......................       120,000            *              120,000                   0           0
Newman, Rose 4, 12........................       272,500          1.5%             240,000              32,500           *
Omega 4, 12...............................       305,000          1.7%             240,000              65,000           *
Pincus, D.A. & Co. Profit-Sharing 4, 12...        60,000            *               60,000                   0           0
Robinson, Douglas 4, 12, 22...............       333,000          1.8%             150,000             183,000         1.0%
Rosenberg, Alison & Abraham 4, 12, 23.....       252,500          1.4%             180,000              72,500           *
Snyder, David Pension 4, 12...............       210,000          1.1%             210,000                   0           0
Susser, Phyllis IRA 4, 12.................        60,000            *               60,000                   0           0
Sutton, Patrick 4, 12.....................       110,000            *               90,000              20,000           *
Szulik, Matthew & Kyle 4, 12, 24..........       267,500          1.5%             180,000              87,500           *
Techvest Partners LLC 25..................        40,960            *               25,000              15,960           *
Taurus Advisory Group, Inc. 26, 27........        15,000            *               15,000                   0           0

TOTALS                                        17,426,294         62.5%          12,640,000           4,786,294        24.6%
                                              ==========                        ==========           =========

______________
* Amount represents less than 1% of the common stock outstanding. As of May 22, 2000, we had 18,311,882 shares of common stock outstanding.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes, generally, voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to joint ownership with spouses and community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the Selling Securityholders.

(2) The Selling Securityholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale.

(3) This assumes that all shares owned by the Selling Securityholders which are offered hereby are sold. The Selling Securityholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares.

(4) Shares to be offered represents shares of common stock issuable upon conversion of shares of Series G Convertible Preferred Stock, shares of common stock issued upon exercise of warrants issued in connection with the Series G Convertible Preferred Stock and shares of common stock issuable upon exercise of warrants issued upon the exercise or exchange of the warrants issued in connection with the Series G Convertible Preferred Stock.

(5) Shares beneficially owned also includes an additional 40,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 160,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Parmeter is our Chairman of the Board, President and Chief Executivie Officer.

(6) Shares beneficially owned also includes an additional 40,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 30,000 shares issuable upon the exercise of options exercisable within 60 days.

(7) Shares beneficially owned also includes an additional 80,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 44,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Davis is one of our directors and is our Secretary.

(8) Shares beneficially owned also includes an additional 30,000 shares issuable upon the exercise of options exercisable within 60 days.

(9) Shares beneficially owned also includes an additional 80,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 20,000 shares issuable upon the exercise of options exercisable within 60 days.

(10) Shares beneficially owned also includes an additional 32,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(11) Shares beneficially owned also includes an additional 8,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(12) This person is an investment advisory client of Taurus Advisory Group. These shares are held by Sigler & Co. as custodian for the investment advisory clients of Taurus. Taurus is a registered investment advisor that has discretionary authority to vote or dispose of the shares held in its client accounts and therefore may be deemed to be the beneficial owner of these shares. Taurus expressly disclaims such beneficial ownership. Patricia J. Cornell, a vice president and director of Taurus, is one of our directors.

(13) Shares beneficially owned also includes an additional 20,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(14) Shares beneficially owned also includes an additional 16,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days and 5,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Adelson is one of our directors.

(15) Shares beneficially owned also includes an additional 4,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(16) Shares beneficially owned also includes an additional 50,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 12,500 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(17) Shares beneficially owned also includes an additional 156,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 55,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(18) Shares beneficially owned also includes an additional 25,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 6,250 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(19) Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 7,500 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(20) Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 7,500 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(21) Shares beneficially owned also includes an additional 20,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 5,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(22) Shares beneficially owned also includes an additional 20,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 5,000 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(23) Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 7,500 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(24) Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days, and an additional 7,500 shares issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(25) Shares to be offered represents shares of common stock issuable upon exercise of warrants issued in connection with a consulting agreement with us. Shares beneficially owned also includes 15,960 shares of common stock issuable upon exercise of warrants issued in connection with our Series E Convertible Preferred Stock exercisable within 60 days.

(26) Shares to be offered represents shares of common stock issuable upon exercise of warrants issued in connection with a loan to us.

(27) Shares beneficially owned excludes shares beneficially owned by investment advisory clients of Taurus Advisory Group. Taurus is a registered investment advisor that has discretionary authority to vote or dispose of the shares held in its client accounts and therefore may be deemed to be the beneficial owner of these shares. Taurus expressly disclaims such beneficial ownership. Patricia J. Cornell, a vice president and director of Taurus, is one of our directors.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

     As of May 22, 2000, there were 18,311,882 outstanding shares of common stock held by approximately 162 holders of record, including 4,200,000 shares issued upon exercise of the warrants issued in conjunction with the Series G Convertible Preferred Stock. After giving effect to conversion of the outstanding Series G Convertible Preferred Stock and the other warrants, there will be 26,751,882 shares of common stock outstanding.

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock entitled to vote in any election of directors, together with the Series G Convertible Preferred Stock voting with the common stock as a single class, may elect all of the directors standing for election. The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds, subject to any preferential dividend rights of the holders of our preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock then outstanding. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of our common stock offered hereby by Selling Securityholders will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to the rights of the holders of shares of our Series D Convertible Preferred Stock, Series E Convertible Preferred Stock, Series F Convertible Preferred Stock and Series G Convertible Preferred Stock and any other series of our preferred stock that we may issue in the future.

Preferred Stock

     Our preferred stock may be issued from time to time in one or more series and our board of directors, without further approval of the holders of our common stock (but subject to the rights of the holders of our outstanding preferred stock), is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of our preferred stock. The purpose of authorizing our board of directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of our preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

     Series D Convertible Preferred Stock. We have authorized 71,600 shares of our Series D Convertible Preferred Stock, of which 1,344.01 shares remain issued and outstanding. The holders of our Series D Convertible Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of our Series D Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on our Series D Convertible Preferred Stock, if any. As of May 22, 2000, no dividends had been declared on the Series D Convertible Preferred Stock.

     Each share of our Series D Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by
(B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series D Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series D Convertible Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series D Convertible Preferred Stock.

     We may redeem the Series D Convertible Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefore. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

     Generally, each share of Series D Convertible Preferred Stock has no voting rights. However, so long as any Series D Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series D Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series D Convertible Preferred Stock; increase the authorized number of shares of Series D Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series D Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series D Convertible Preferred Stock may adversely affect our ability to effect these transactions in a manner deemed advisable by our management.

     Series E Convertible Preferred Stock. We have authorized 55,000 shares of our Series E Convertible Preferred Stock, of which 35,312.50 shares remain issued and outstanding. The holders of the Series E Convertible Preferred Stock are entitled to receive noncumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series E Convertible Preferred Stock until the preferential cumulative dividends on the Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock have been first fully paid or declared and set aside. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series E Convertible Preferred Stock, together with the holders of our Series F Convertible Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to declared and unpaid dividends on the Series E Convertible Preferred Stock, if any. As of May 22, 2000, no dividends had been declared on the Series E Convertible Preferred Stock.

     Each share of Series E Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by
(B) $1.25 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series E Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $7.50 per share, where the minimum offering is for at least $15 million or upon a vote in favor of such conversion by the holders of 75% of the then outstanding shares of Series E Convertible Preferred Stock electing to unconditionally convert such shares of Series E Preferred. The shares of our common stock offered hereby will not result in automatic conversion of the Series E Convertible Preferred Stock.

     We may redeem the Series E Convertible Preferred Stock, in whole or in part, at any time, out of funds legally available therefore. The redemption price is $400.00 per share.

     Generally, each share of Series E Convertible Preferred Stock has no voting rights. However, so long as any Series E Convertible Preferred Stock is outstanding, without the consent of the holders of at least 75% of the Series E Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series E Convertible Preferred Stock; increase the authorized number of shares of Series E Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series E Convertible Preferred Stock. The need to obtain the consent of the 75% of the Series E Convertible Preferred Stock may adversely affect our ability to effect these transactions in a manner deemed advisable by our management.

     Series F Convertible Preferred Stock. We have authorized 27,317 shares of our Series F Convertible Preferred Stock, all of which shares remain issued and outstanding. The holders of the Series F Convertible Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series F Convertible Preferred Stock, together with the holders of our Series E Convertible

Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on the Series F Convertible Preferred Stock, if any. As of May 22, 2000, no dividends had been declared on the Series F Convertible Preferred Stock.

     Each share of Series F Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by
(B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series F Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series F Convertible Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series F Convertible Preferred Stock.

     We may redeem the Series F Convertible Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefore. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

     Generally, each share of Series F Convertible Preferred Stock has no voting rights. However, so long as any Series F Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series F Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series F Convertible Preferred Stock; increase the authorized number of shares of Series F Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series F Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series F Convertible Preferred Stock may adversely affect our ability to effect these transactions in a manner deemed advisable by our management.

     Series G Convertible Preferred Stock. We have authorized 35,000 shares of our Series G Convertible Preferred Stock, of which 21,000 shares remain issued and outstanding. The holders of the Series G Convertible Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series E Convertible Preferred Stock until the preferential cumulative dividends on the Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock have been first fully paid or declared and set aside. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series G Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series G Convertible Preferred Stock, if any. As of May 22, 2000, no dividends had been declared on the Series G Convertible Preferred Stock.

     Each share of Series G Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by
(B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series G Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, where the minimum offering is for at least $10 million or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series G Convertible Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series G Convertible Preferred Stock.

     We may redeem the Series G Convertible Preferred Stock, in whole or in part, at any time, out of funds legally available therefore. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

     Generally, each share of Series G Convertible Preferred Stock has voting rights and votes on an as converted basis together with the common stock voting as a single class. In addition, so long as any Series G Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series G Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series G Convertible Preferred Stock; increase the authorized number of shares of Series G Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series G Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series G Convertible Preferred Stock may adversely affect our ability to effect these transactions in a manner deemed advisable by our management.

Rights Agreement

     On August 22, 1997, our board of directors declared a dividend distribution of one right to purchase a certain number of units (determined by a formula described herein) for each outstanding share of our common stock at an exercise price of $8.00, subject to adjustment. Each unit is equal to one one-hundredth of a share of our Series X Junior Participating Preferred Stock.

     The distribution was payable to stockholders of record as of the close of business on September 10, 1997. Our board of directors further declared that one right be distributed with each share of common stock issued after the record date but prior to the separation or the earlier expiration, exchange, redemption or termination of the rights.

     Initially, the rights attached to the common stock then outstanding, and no separate certificates evidencing the rights were issued. The rights will separate from the common stock, rights certificates will be issued and the rights will become exercisable upon the earlier to occur of 10 business days (or such later date as may be determined by action of our board of directors prior to the separation of the rights) following the earlier to occur of (i) a public announcement or resolution of our board of directors recognizing that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (subject to certain exceptions that may be made by board of directors prior to separation of the rights), or (ii) the commencement or announcement of an intention to make a tender or exchange offer for our common stock the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of such outstanding common stock. However, a person or group of affiliated or associated persons who acquires the beneficial ownership of 15% or more of the common stock then outstanding either (i) by reason of share purchases by us reducing the number of common stock outstanding, or (ii) inadvertently, if such person or group notifies our board of directors of such inadvertent purchase within five business days and within two business days after such notice divests itself of enough common stock so as to no longer have beneficial ownership of 15% or more of the outstanding common stock, will not trigger a separation of the rights.

     Until the separation of the rights, the rights will be evidenced only by the certificates evidencing, and will be transferred only with, the common stock. Until the separation of the rights, new common stock certificates issued after the record date will contain a notation incorporating the right by reference. Until the separation of the rights, the surrender for transfer, conversion or exchange of any certificates for common stock outstanding on or after the record date, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificates. As soon as practicable following the separation of the rights, separate rights certificates will be mailed to holders of record of the common stock as of the close of business on the date of the separation of the rights, and such separate rights certificates alone will evidence the rights.

     The rights are not exercisable until the date of the separation of the rights. The rights will expire at the close of business on September 9, 2007, unless earlier redeemed, exchanged or terminated.

     Following the separation of the rights, holders of the rights (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or its affiliates or associates, which will thereafter be void) will be entitled to receive upon exercise and payment of the exercise price that number of units of the Series X Preferred Stock which equals the result obtained by dividing the exercise price by 50% of the market price per share of common stock. The exercise price payable, and the number of shares of Series X Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

     In the event that, after the separation of the rights we consolidate or merge with another entity or sell or otherwise transfer 50% or more of our consolidated assets or earning power, proper provision will be made so that each rights holder (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or affiliates or associates thereof) will thereafter have the right to receive, upon exercise, either that number of shares of our common stock, if we are the surviving corporation of the merger or consolidation, or of common stock in the surviving acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred), which at the time of such transaction would have a market value of two times the exercise price of the right.

     We may elect not to issue fractional shares of Series X Preferred Stock upon exercise of a right and in lieu thereof may evidence such fractional shares by depositary receipts or may make an adjustment in cash based on the market price of the Series X Preferred Stock on the last trading date prior to the date of exercise of the right.

     At any time prior to the earlier to occur of: (i) the separation of the rights or (ii) the expiration date, we may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of rights holders will be to receive the redemption price.

     Subject to applicable law, our board of directors, at its option, may, at any time after a person or group becomes an acquiring person that triggers the separation of the rights, exchange all or part of the then outstanding rights (other than rights beneficially owned by such person or affiliates or associates thereof) for common stock at an exchange ratio equal to the exercise price divided by the market price of one share of common stock per right, subject to adjustment.

     The Series X Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be, in ranking as to dividends, on a parity with, and as to liquidation preferences, senior to, our common stock but junior to any other series of our preferred stock that we may issue or have issued (unless otherwise provided in the terms of such preferred stock). Each Series X Preferred Stock will have a dividend in an amount equal to 100 times any cash dividend declared on each share of common stock. In the event of liquidation, the holders of Series X Preferred Stock will be entitled to a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of common stock. Each share of Series X Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series X Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. The rights of the Series X Preferred Stock as to dividends, liquidation and voting are protected by customary antidilution provisions.

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     The terms of the rights may be amended at any time by our board of directors without the consent of rights holders in order to cure any ambiguity or to correct or supplement any defective or inconsistent provision and may, prior to the separation of the rights, be amended to change or supplement any other provision in any manner that our board of directors may deem necessary or desirable. After the separation of the rights, the terms of the rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of rights holders (other than the acquiring person that triggers the separation of the rights).

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because the board of directors may, at its option, at any time prior to the separation of the rights, redeem all but not less than all the then outstanding rights at a price of $.01 per right.

Delaware Takeover Statute

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in any ''business combination'' with an ''interested stockholder'' for three years following the date that such stockholder became an interested stockholder, unless:

     . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

     Generally, a ''business combination'' includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An ''interested stockholder'' is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons. We currently maintain such directors' and officers' insurance. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our certificate of incorporation eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

     We have entered into indemnification agreements with each of our directors and executive officers. These agreements contractually obligate us to indemnify our directors and executive officers to the fullest extent permitted by applicable law, including mandatory indemnification unless prohibited by statute, mandatory advancement of expenses, accelerated procedures for the authorization of indemnification and litigation "appeal" rights of an indemnitee in the event of an unfavorable determination or where the board fails or refuses to act. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

     The above discussion of our bylaws, certificate of incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such bylaws, certificate of incorporation, indemnification agreements and statute.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The fees and expenses payable by the Company in connection with the sale of the shares of common stock being registered are estimated as follows:

                                                                                             Amount
                                                                                        ----------------
SEC Filing Fee.......................................................................         $ 3,336.96
Legal Fees and Expenses*.............................................................         $15,000.00
Accounting Fees*.....................................................................         $10,000.00
Printing and Miscellaneous Expenses*.................................................         $ 5,000.04
                                                                                              ----------
     Total*..........................................................................         $33,337.00
                                                                                              ==========
___________________
*Indicates estimate

Item 15.   Indemnification of Directors and Officers.

     The Bylaws provide generally for indemnification of officers, directors, agents and employees of the Company to the extent authorized by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.
With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     As permitted by Section 102 of the Delaware General Corporation Law, the Company's stockholders have approved and incorporated provisions into the Company's Certificate of Incorporation eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

     The Company has entered into indemnification agreements with each of its directors and executive officers. These agreements contractually obligate the Company to indemnify its directors and executive officers to the fullest extent permitted by applicable law, including mandatory indemnification unless prohibited by statute, mandatory advancement of expenses, accelerated procedures for the authorization of indemnification and litigation "appeal" rights of an indemnitee in the event of an unfavorable determination or where the board fails or refuses to act. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against the Company or its directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by the Company, and the Company would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of the Company but would be offset by the Company's obligations to the director or officer under the indemnification agreement.

     The above discussion of the Company's Bylaws, Certificate of Incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, indemnification agreements and statute.

Item 16.  Exhibits.

Exhibit No.          Description
-----------          -----------

5.1                  Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

13.1                 Annual Report on Form 10-KSB for the year ended December 31, 1999.

13.2                 Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

23.1                 Consent of Ernst & Young LLP, independent auditors.

23.2                 Consent of counsel (included in Exhibit 5.1).

24.1                 Power of Attorney (included in signature page).

Item 17.        Undertakings.

    The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;


     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) To remove from registration by means of post-effective amendment any of the securities which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 22, 2000.


                              PROTEIN POLYMER TECHNOLOGIES, INC.,
                              a Delaware corporation

                              By:  /s/ J. THOMAS PARMETER
                                   ----------------------
                                    J. Thomas Parmeter, Chairman of the Board,
                                    President & Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. Thomas Parmeter and Janis Neves, and each of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title                                            Date
---------                              -----                                            ----
s/ J. THOMAS PARMETER                  Chairman of the Board, President and Chief       May 22, 2000
------------------------------------   Executive Officer
J. Thomas Parmeter                     (Principal Executive Officer)

/s/ JANIS NEVES                        Director of Finance and Assistant Secretary      May 22, 2000
------------------------------------   (Principal Financial and Accounting Officer)
Janis Neves

/s/ RICHARD ADELSON                    Director                                         May 22, 2000
------------------------------------
Richard Adelson

/s/ PATRICIA J. CORNELL                Director                                         May 22, 2000
------------------------------------
Patricia J. Cornell

/s/ EDWARD E. DAVID                    Director                                         May 22, 2000
------------------------------------
Edward E. David

/s/ PHILIP J. DAVIS                    Director                                         May 22, 2000
------------------------------------
Philip J. Davis

/s/ EDWARD J. HARTNETT                 Director                                         May 22, 2000
------------------------------------
Edward J. Hartnett

/s/ J. PAUL JONES                      Director                                         May 22, 2000
------------------------------------
J. Paul Jones

/s/ KERRY L. KUHN                      Director                                         May 22, 2000
------------------------------------
Kerry L. Kuhn

/s/ GEORGE R. WALKER                   Director                                         May 22, 2000
------------------------------------
George R. Walker

                                 EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------

5.1                  Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

13.1                 Annual Report on Form 10-KSB for the year ended December 31, 1999.

13.2                 Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

23.1                 Consent of Ernst & Young LLP, independent auditors.

23.2                 Consent of counsel (included in Exhibit 5.1).

24.1                 Power of Attorney (included in signature page).